Asia Pacific Resources Ltd. Shareholders Approve Amalgamation

TORONTO, August 14, 2006 – Asia Pacific Resources Ltd. (“Asia Pacific”) (TSX: APQ) today announced that its shareholders, at a special meeting held on August 11, 2006, have approved the amalgamation of Asia Pacific, Metro Resources Company Limited (“Metro”), a wholly-owned direct subsidiary of Asia Pacific, and 623827 N.B. Ltd. (“623827”), a wholly-owned direct subsidiary of SRMT Holdings Limited (“SRMT”), that currently holds 85.45% of the outstanding common shares of Asia Pacific.  SRMT is a wholly-owned indirect subsidiary of Italian-Thai Development Public Company Limited (“ITD”). Holders of 560,764,616 (or 88.42%) of the outstanding common shares of Asia Pacific voted in favour of the amalgamation.

The amalgamation will result in ITD owning indirectly 100% of the common shares of the company resulting from the amalgamation (“amalco”), which will also be called Asia Pacific Resources Ltd.  Following approval of the amalgamation at the special meeting, but immediately prior to the completion of the amalgamation and in accordance with a share transfer agreement between SRMT and 623827, SRMT transferred all of the common shares held by SRMT to 623827 in exchange for additional 623827 common shares.  As a result, on the amalgamation the common shares held by 623827 were cancelled without any repayment of capital in respect thereof.  Shareholders (other than dissenting shareholders and 623827) received one redeemable special share of amalco for each common share held and SRMT, as the sole shareholder of 623827, was issued one amalco common share, making SRMT the only holder of amalco common shares following the amalgamation.

Amalco will redeem each redeemable special share resulting from the exchange of each common share under the amalgamation for $0.1425 in cash (the “Consideration”).  In order to receive the Consideration, shareholders who are not dissenting shareholders must duly complete, execute and deliver to Computershare Investor Services Inc., as depositary, the letter of transmittal together with their common share certificates and such other additional documents as Computershare may reasonably require, if any.  Full particulars of the proposed amalgamation were described in the meeting materials mailed to shareholders of Asia Pacific on July 10, 2006.  In addition, the meeting materials are available on the SEDAR website at www.sedar.com and contain instructions for such shareholders to receive the cash payable to them in connection with the amalgamation and redemption.

The common shares of Asia Pacific are expected to be delisted from and no longer traded on the Toronto Stock Exchange and suspended from and no longer traded on the NASDAQ over-the-counter bulletin board, the Frankfurt Stock Exchange and the Stuttgart Stock Exchange as soon as possible following the date of the amalgamation, in accordance with the respective rules and policies of each applicable exchange.

Asia Pacific will also make application to cease to be a reporting issuer under Canadian securities laws and intends to apply to cease to be a reporting company under United States securities laws, subject in each case to the satisfaction of applicable regulatory requirements and completion of the amalgamation.

Cautionary Statement Regarding Forward-looking Statements

This document may contain forward-looking statements, relating to the company's operations or to the environment in which it operates, which are based on Asia Pacific's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, and/or are beyond Asia Pacific's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. These factors include those set forth in other public filings.

Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Asia Pacific disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Forbes West, The Sherbourne Group

(416) 203-2200

forbes@sherbournegroup.ca